Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces its Results for

the Six Months ended September 30, 2015

NEW YORK, (MARKETWIRE) – November 27, 2015 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its unaudited consolidated financial results of the Company and its subsidiaries (collectively the “Group”) for the six months ended September 30, 2015.

Major Events:

•	Pre-sale in Zhoukou City, Henan Province of the PRC

Following the completion and sale of certain trade centers from the first phase of our project located in Zhoukou City (the “Zhoukou Project”) during the last fiscal year, the Group has commenced the pre-sale of certain trade centers with total gross floor area of approximately 141,000 square meters in October 2015. These pre-sales are expected to be completed and the corresponding trade centers are expected to be delivered within the next six to twelve months from September 30, 2015.

•	Pre-sale in Hengyang City, Hunan Province of the PRC

During the period, the Group has commenced the pre-sale of certain trade centers from our project located in Hengyang City (the “Hengyang Project”) with total gross floor area of approximately 353,000 square meters. The first phase construction of the Hengyang Project consists of total gross floor area of approximately 504,000 square meters. As of September 30, 2015, the Group has successfully pre-sold gross floor area of approximately 97,000 square meters for the Hengyang Project. These pre-sales of the corresponding trade centers are expected to be completed and delivered within the next six to twelve months from September 30, 2015.

Financial Highlights:

The Group has two reportable operating segments, agricultural logistics business and rural-urban migration and city re-development business. Our agricultural logistics business is comprised of (1) development, sales and leasing properties of integrated agricultural logistics and trade centers and supporting facilities and (2) property management which engages in the management of developed properties within the logistics platforms. Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center districts.

Agricultural Logistics Business

•	Net revenue generated by the Group decreased from HK$43,405,000 for the six months ended September 30, 2014 to HK$17,306,000 for the six months ended September 30, 2015, representing a year-over-year decrease of 60.1%. The decrease was primarily due to lack of newly completed properties held for sale as they are still under construction during the current period.

•	Sales of gross floor area decreased from 10,025 square meters for the six months ended September 30, 2014 to 2,131 square meters for the six months ended September 30, 2015, representing a year-over-year decrease of 78.7%.

•	Gross profit percentage decreased from 41.3% for the six months ended September 30, 2014 to 22.8% for the six months ended September 30, 2015.

•	Other income and other gains/(losses), net were approximately HK$8,829,000 for the six months ended September 30, 2014. Other income and other gains/(losses), net were approximately HK$3,435,000 net loss for the six months ended September 30, 2015. Included in other income and gains/(losses), net, was mainly a government subsidy of HK$9,744,000 for the six months ended September 30, 2014 while there was no government subsidy for the six months ended September 30, 2015 and the loss in fair values of leasehold land and buildings of HK$4,033,000 for the six months ended September 30, 2015.

•	Selling expenses decreased from HK$6,466,000 for the six months ended September 30, 2014 to HK$4,504,000 for the six months ended September 30, 2015, representing a year-over-year decrease of 69.7%. The decrease was mainly due to the decrease in advertising activities as the Group is yet to launch its sales campaign for its properties that are still under construction during the current period.

•	Administrative expenses increased from HK$37,014,000 for the six months ended September 30, 2014 to HK$43,242,000 for the six months ended September 30, 2015, representing a year-over-year increase of 16.8%. The increase was mainly attributable to the increase in impairment of trade and other receivables of HK$3,817,000.

•	Finance income decreased from HK$6,900,000 for the six months ended September 30, 2014 to HK$88,000 for the six months ended September 30, 2015, representing a year-over-year decrease of 98.7%. Included in finance income in the six months ended September 30, 2014 was mainly an interest income on other receivables of HK$6,601,000.

•	Income tax expenses decreased from HK$26,323,000 for the six months ended September 30, 2014 to income tax credit of HK$884,000 for the six months ended September 30, 2015, representing a year-over-year decrease of 103%. The effective tax rate decrease from 145.0% for the six months ended September 30, 2014 to -1.67% for the six months ended September 30, 2015. The income tax expenses for the six months ended September 30, 2014 included an additional PRC land appreciation tax of approximately HK$28,314,000 arising from our project in Dezhou City. The additional provision arose from the land appreciation tax clearance procedures conducted by the local tax bureau during the six months ended September 30, 2014. During this process, the local tax bureau took a different interpretation of the taxability and deductibility of certain items from that previously adopted by the Group, thus giving rise to this additional tax.

•	Net loss attributable to the equity holders of the Company was HK$40,315,000 for the six months ended September 30, 2014. Net loss attributable to equity holders of the Company was HK$50,667,000 for the six months ended September 30, 2015.

Rural-Urban Migration and City Re-Development Business

•	There was no revenue generated by the Group for the six months ended September 30, 2014 while net revenue generated by the Group was HK$43,910,000 for the six months ended September 30, 2015. The increase in sales was primarily due to the completion of a project at China Glorious City - Zhoukou.

•	Sales of gross floor area were 5,343 square meters for the six months ended September 30, 2015.

•	Gross profit percentage for the six months ended September 30, 2015 was 55.5%.

•	Other income and other gains/(losses), net were approximately HK$1,289,000 for the six months ended September 30, 2014. Other income and other gains/(losses), net were approximately HK$25,822,000 for the six months ended September 30, 2015. Included in other income and other gains/(losses), net, was mainly a government subsidy of HK$23,795,000 (2014: Nil) for the six months ended September 30, 2015.

•	Selling expenses increased from HK$6,326,000 for the six months ended September 30, 2014 to HK$26,874,000 for the six months ended September 30, 2015, representing a year-over-year increase of 324.8%. The increase was mainly due to the increase in advertising, promotion and related expenses as a result of pre-sale campaigns in China Glorious City – Zhoukou and China Glorious City – Hengyang.

•	Administrative expenses increased from HK$9,862,000 for the six months ended September 30, 2014 to HK$33,583,000 for the six months ended September 30, 2015, representing a year-over-year increase of 241.0%. The increase was mainly due to the increase in headcount as a result of expansion of operations.

•	Finance income increased from HK$263,000 for the six months ended September 30, 2014 to HK$477,000 for the six months ended September 30, 2015, representing a year-over-year increase of 81.0%.

•	Income tax expenses increased from income tax credit of HK$3,585,000 for the six months ended September 30, 2014 to income tax expenses of HK$5,123,000 for the six months ended September 30, 2015, representing a year-over-year decrease of 242.9%. The effective tax rate decrease from negative 24.5% for the six months ended September 30, 2014 to negative 20.5% for the six months ended September 30, 2015.

•	Net loss attributable to the equity holders of the Company was HK$11,050,000 for the six months ended September 30, 2014. Net loss attributable to equity holders of the Company was HK$14,923,000 for the six months ended September 30, 2015.

Corporate

•	Other income and gains, net were approximately HK$71,407,000 for the six months ended September 30, 2014. Other income and other gains/(losses), net were approximately HK$71,775,000 for the six months ended September 30, 2015. Included in other income and other gains/(losses), net was a gain of HK$67,944,000 (2014: HK$71,660,000) mainly arising from fair value changes of derivative components of convertible bonds and warrants.

•	Administrative expenses decreased from HK$6,566,000 for the six months ended September 30, 2014 to HK$5,934,000 for the six months ended September 30, 2015, representing a year-over-year decrease of 9.6%.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:
China Metro-Rural Holdings Limited—Investor Relations Department
Phone: (852) 2111 3815	E-mail: ir@chinametrorural.com

www.chinametrorural.com www.nlc88.com

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2015		2015		2014
	US$’000		HK$’000		HK$’000
	(Unaudited)		(Unaudited)		(Unaudited)
	(Note 2)
Revenue		7,848		61,216		43,405
Cost of sales		(4,219)		(32,909)		(25,467)

Gross profit		3,629		28,307		17,938
Other income, net		3,156		24,614		10,157
Other gains, net		8,916		69,548		71,369
Selling expenses		(4,023)		(31,378)		(12,792)
Administrative expenses		(10,610)		(82,759)		(53,442)

Operating profit		1,068		8,332		33,230
Finance income		72		565		7,198
Finance costs		(404)		(3,148)		(2,519)

Finance (cost)/income, net		(332)		(2,583)		4,679
Share of losses of an associate		(342)		(2,673)		(5,865)

Profit before income tax		394		3,076		32,044
Income tax expenses		(543)		(4,239)		(22,738)

(Loss)/profit for the period		(149)		(1,163)		9,306

Attributable to:
Equity holders of the Company		33		253		13,477
Non-controlling interests		(182)		(1,416)		(4,171)

		(149)		(1,163)		9,306

(Loss)/profit per share attributable to equity holders of the Company during the period
Basic profit per share	US$	0.00	HK$	0.00	HK$	0.18

Diluted loss per share	US$	(0.05)	HK$	(0.36)	HK$	(0.33)

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2015	2015	2014
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
(Loss)/profit for the period	(149)	(1,163)	9,306
Other comprehensive income, net of tax:
Items that may be reclassified to income statement
Exchange difference on translation of foreign operations	(11,854)	(92,464)	4,440

Total comprehensive (loss)/income for the period	(12,003)	(93,627)	13,746

Total comprehensive (loss)/income for the period attributable to:
Equity holders of the Company	(11,375)	(88,727)	17,737
Non-controlling interests	(628)	(4,900)	(3,991)

	(12,003)	(93,627)	13,746

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		March 31,
	2015	2015	2015
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
Non-current assets
Investment properties	77,805	606,882	633,544
Property, plant and equipment	35,974	280,598	312,560
Land use rights	6,956	54,258	57,489
Deposit for investment properties	1,559	12,160	12,694
Goodwill	118	919	919
Deposit for acquisition of land use rights	15,839	123,541	128,968
Interest in an associate	1,121	8,741	11,840
Interest in a joint venture	917	7,152	7,466
Deferred income tax assets	2,635	20,553	9,777

	142,924	1,114,804	1,175,257

Current assets
Completed properties held for sale	65,817	513,369	561,278
Properties under development	415,115	3,237,897	2,708,802
Land use rights	52,532	409,750	215,084
Deposit for acquisition of land use rights	—	—	201,417
Trade and other receivables	19,937	155,509	515,512
Restricted and pledged bank deposits	5,960	46,483	150,640
Cash and cash equivalents	80,179	625,398	402,675

	639,540	4,988,406	4,755,408

Current liabilities
Trade payables, other payables and accruals	193,039	1,505,697	1,679,179
Receipt in advance	92,120	718,537	63,618
Current income tax liabilities	64,391	502,247	551,600
Derivative financial liabilities	23,373	182,313	250,257
Bank and other borrowings	103,634	808,346	621,695
Convertible bonds	25,155	196,206	607,482
Loans from a shareholder	8,333	65,000	—

	510,045	3,978,346	3,773,831

Net current assets	129,495	1,010,060	981,577

Total assets less current liabilities	272,419	2,124,864	2,156,834

Non-current liabilities
Deferred income tax liabilities	11,740	91,569	95,592
Bank and other borrowings	11,224	87,549	528,059
Convertible bonds	60,409	471,190	—
Loans from a shareholder	12,821	100,000	65,000
Loan from a non-controlling interest of a subsidiary	7,538	58,800	58,800

	103,732	809,108	747,451

Net assets	168,687	1,315,756	1,409,383

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

	September 30,		March 31,
	2015	2015	2015
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
Equity
Equity attributable to equity holders of the Company
Share capital	73	573	573
Reserves	165,789	1,293,149	1,381,877

	165,862	1,293,722	1,382,450
Non-controlling interests	2,825	22,034	26,933

Total equity	168,687	1,315,756	1,409,383

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2015	2015	2014
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)
Net cash generated from/(used in) operating activities	33,713	262,959	(95,004)

Net cash used in investing activities	(48)	(380)	(73,857)

Net cash (used in)/generated from financing activities	(1,673)	(13,055)	155,675

Net increase/(decrease) in cash and cash equivalents	31,992	249,524	(13,186)
Cash and cash equivalents at beginning of the period	51,625	402,675	146,192
Effect of foreign exchange rate changes	(3,436)	(26,801)	403

Cash and cash equivalents at end of the period	80,181	625,398	133,409

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial information. However, this information is not necessarily indicative of results of any other interim period or for the full fiscal year. The accounting policies and basis of preparation adopted in the preparation of the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial positions and condensed consolidated statement of cash flows (collectively the “Condensed Statements”) are consistent with those used in the annual financial statements of the Group for the fiscal year ended March 31, 2015.

2.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the Condensed Statements are supplementary information and have been translated at HK$7.8 to US$1.0, representing the rate on September 30, 2015 for U.S. dollar in New York for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.